

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Daniel Lewis
Chief Executive Officer and President
MoSys, Inc.
2309 Bering Drive
San Jose, CA 95131

  Re: MoSys, Inc.
   Registration Statement on Form S-3
   Filed August 2, 2021
   File No. 333-258386

Dear Mr. Lewis:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jennifer Angelini at 202-551-3047 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing

cc: Blake Baron